August 5, 2005

Robert E. Dolan
Chief Financial Officer
Lynch Interactive Corporation
401 Theodore Fremd Avenue
Rye, New York  10580

RE:  	Lynch Interactive Corporation
	Schedule 13E-3/A; File No. 05-56859
      Revised Preliminary Schedule 14A; File No. 0-15097
	Filed July 29, 2005

Dear Mr. Dolan:

	We have reviewed the above-referenced filings and have the following comments. Please revise your Schedule 14A to comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
Special Factors, page 11
Background of the Proposal, page 11

1. We note your revisions in response to our prior comment five. With a view to more particularly describing how your board arrived at the decision to approve a going-private transaction, and, in particular, a reverse stock split, please mention the concerns raised by your Chairman in August 2004 to which your officers and directors responded by evaluating "whether [you] were achieving the benefits of being a publicly traded company when weighed against the costs of maintaining [y]our public reporting obligations." In addition, provide more details about the "preliminary steps taken by management to develop a specific proposal to delist and deregister" that were approved by the board at its December 2004 meeting and the "alternative methods and procedures for delisting and deregistering
[y]our shares" for which management consulted with counsel in December

2004. Indicate generally "the alternatives to the reverse stock split" that the directors informally discussed following the audit committee meeting. In this regard, we note the information you have provided us in your response letter.

2. Also, describe here how the board came to the determination at the
January 29 and February 23, 2005 meetings that the formula price should be set at 110% of the average closing stock price. In addition, clarify the basis for the assertion that a 20 trading day average is "a relatively common convention used to determine fair market value."

3. Your revisions in response to prior comment seven indicate that the board increased the formula price to 120% given the recent declines in the stock price. Address why the board did not opt to use a higher fixed price rather than continue to use a formula based on lower recent market prices.

Opinion of Financial Advisor, page 19

4. Relocate the forecasts to a more prominent section of the proxy statement, e.g., this section summarizing the advisor`s opinion, rather than provide the forecasts in an exhibit to your document.

Fairness of the Reverse Stock Split, page 27

5. We note your revisions in response to our prior comment 14, but the fairness discussion still does not state explicitly whether or not the going private transaction is substantively fair to each differently-impacted group of unaffiliated stockholders. Please revise to convey the determination as to each group--the continuing stockholders and the cashed-out stockholders. In addition, we note your statement that "Cashed Out Stockholders have the advantage of continuing as stockholders in a company that will not be subject to the costs associated with compliance with Section 404." We understand from the remainder of your disclosure that cashed-out stockholders will lose their Lynch Interactive shares at the effective time. Therefore, please revise or advise.

6. Please explain what you mean by "though not in a mechanical fashion" when you state that "[t]he Board also considered recent declines in market prices of the Common Stock, as compared to the higher prices during certain periods of the first quarter of 2005" on page 29. Also provide an explicit discussion of why the board believes the transaction is fair in light of the relatively substantial discount the cash-out price represents as compared to historically higher market prices. Refer to prior comment 17.

7. Include in the proxy statement your response to our prior comment
19 concerning the consideration of firm offers.  See Instruction
2(viii) to Item 1014 of Regulation M-A.


Proposal No. 2 - Amendment to Restated Certificate of
Incorporation
to Grant Option to Repurchase Shares, page 36

8. As requested in prior comment one, revise to include a reasonably balanced discussion of the proposal relating to the right of first refusal option that addresses the negative aspects of the proposal in addition to the benefits.

*	*	*	*

	As appropriate, please revise your Schedule 14A and respond to these comments. You may wish to provide us with marked copies of the revised Schedule 14A to expedite our review. Please furnish a cover letter with your revised Schedule 14A that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your revised preliminary proxy statement and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

	You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief, at (202) 551-
3828, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 551-3359, or me, at (202) 551-3810, with any other
questions.

								Sincerely,




								Michele Anderson
								Legal Branch Chief

cc:	David Adler/Olshan Grundman
	(by facsimile:  212-451-2222)
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Mr. Dolan
Lynch Interactive Corporation
August 5, 2005
Page 3